

Mail Stop 3561

February 24, 2016

Levi Jacobson
Chief Executive Officer
Hemp Naturals, Inc.
16950 North Bay Road, Suite 1803
Sunny Isles Beach, FL 33160

> **Re: Hemp Naturals, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed February 23, 2016**
> **File No. 024-10523**

Dear Mr. Jacobson:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 22, 2016 letter.

Cover Page

1.   We reissue comment 2. Please revise the total price to the public in both tables, as the revised amount is the price per share, not the total price of the offering.

Management's Discussion and Analysis, page 5

2.   We note your response to comment 5. Please include a statement indicating whether the proceeds from the offering will satisfy your cash requirements or if it will be necessary to raise additional funds in the next 6 months.

<u>The Industry, page 14</u>

3.	We note your response to comment 6. Please provide the source for your statement, "This does make industrial hemp legal for sale within the United States so long as it does not contain THC in any amount greater than 0.3%."

<u>Signatures, page 25</u>

4.	Please format your signatures section in accordance with Form 1-A. For example, we note that you do not certify that you have reasonable grounds to believe you meet all the requirements for filing on Form 1-A.

	You may contact Jonathan Burr at (202) 551-5833 or Pamela Howell at (202) 551-3357 with any questions.

			Sincerely,

			/s/ Pamela Howell
			for

			John Reynolds
			Assistant Director
			Office of Beverages, Apparel, and
			Mining

cc:	Jeffrey DeNunzio
	V Financial Group, LLC